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                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-4416                                                              May 31, 1999
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Parkstone Advantage Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      One Freedom Valley Drive, Oaks, PA 19456
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INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments

INVESTMENT COMPANY
1.  All items must be completed by the investment company.
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2.  Give this Form to the independent public accountant who, in compliance with
    Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT
3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
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July 23, 1999


Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115


                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940


We, as members of management of National City Bank ("the Company"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of May 31, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1999 with respect to securities and similar investments reflected in the investment account of the Company.


Very truly yours,

/s/ Brian R. Loveless
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 Brian R. Loveless
 Senior Vice President

/s/ Robert A. Arnold
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 Robert A. Arnold
 Senior Vice President
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                        Independent Accountant's Report


To the Board of Directors of
Parkstone Advantage Funds


We have examined management's assertion about the Parkstone Advantage Funds' ("the Funds") compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of May 31, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, as amended. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 1999, and with respect to agreement of security and similar investments purchases and sales, for the period from March 1, 1999 through May 31, 1999;

     [ ] Count and inspection of all securities and similar investments located in the vault of National City Bank ("the Custodian") without prior notice to management;

     [ ] Confirmed or performed alternate procedures on all of the Custodian's securities and similar investments held by the Depository Trust Company, the Federal Reserve Bank of Cleveland, Union Bank of California, and Goldman Sachs & Co. Ascertained that the securities of the Funds were included in the total holdings of such securities per the Custodian's records;

     [ ] Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     [ ] Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;
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     [ ]  Confirmed or performed alternate procedures on all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

     [ ] Agreement of a total of five security and/or investment purchases and security and/or investment sales or maturities, since our last examination, from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as amended, as of May 31, 1999 with respect to securities and similar investments reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Ernst & Young LLP
Cleveland, Ohio
July 23, 1999